UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 15, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 15, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Vienna, Austria, June 15, 2016

Late-Breaking Presentation at EAACI Highlights Viaskin® Peanut Data Providing Biomarker Insights for Monitoring Treatment Progression

Early-Stage Proprietary Model Suggests that Serum Biomarkers may help Monitor Treatment Progression with Viaskin Peanut

Additionally, Another DBV Data Presentation is Chosen as “Best of Poster Discussion Session” by EAACI Congress

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, presented data on immune biomarkers collected from patients treated with Viaskin Peanut at the European Academy of Allergy and Clinical Immunology (EAACI) Congress 2016 in Vienna, Austria. Preliminary results showed that patient response throughout the course of treatment could be modeled using a proprietary statistical algorithm based on peanut-specific biomarkers.

Luis Salmun, MD, Vice President, Medical Affairs, DBV Technologies, presented the results of an early-stage model on Monday, June 13 at 4:35pm CEST, in a late-breaking session entitled “Prediction of Peanut-Challenge Outcome with Biomarkers: Monitoring Viaskin Peanut Treatment Progression with Biomarkers.” The study highlighted a model supported by Viaskin Peanut clinical data, which combines different serological biomarkers into a potential tool that could help physicians monitor patients during treatment course. Data for this study was collected from the company’s Phase IIb clinical trial, VIPES and its open-label follow-up study, OLFUS-VIPES.

“As we continue to develop this model, our goal is that it may eventually become a valuable resource for allergists, patients and caretakers to monitor ongoing treatment with Viaskin Peanut. This study provides us with proprietary algorithms of peanut-specific biomarkers that may enable physicians assess desensitization with a practical tool that can be easily implemented in routine clinical practice” said Dr. Salmun. “This proprietary research continues to reinforce our commitment to integrating innovative science with our patient-driven approach to product development. As we collect new data from additional trials with our Viaskin Peanut, we will continue to refine the robustness of these models.”

Study Details

Data presented evaluated biomarkers from children who underwent three double-blind, placebo-controlled food challenges (DBPCFC) during VIPES and OLFUS-VIPES: at baseline, year-1 and year-2 of treatment with Viaskin Peanut. Concentrations of serum biomarkers (including peanut-specific IgE

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[p-sIgE], peanut-specific IgG4 [p-sIgG4] and Ara h 2 p-sIgE [a2-sIgE]) and other variables were collected before each challenge. In this study, the DBPCFC outcome was modeled as a binary endpoint defined by three reactive threshold doses of 300 mg, 1000 mg and 2000 mg.

Very short signatures of two to four variables measured predictability of response to the OFC for all three models. The ratios p-sIgG4/a2-sIgE and p-sIgG4/p-sIgE were always among the top-ranked variables.

Based on these results, the researchers concluded that modeling the response to an oral food challenge based on a subset of serum biomarkers is feasible, and the model may eventually be employed to monitor treatment progression with Viaskin Peanut.

“Best of Poster Discussion Session” Award Details

“Epicutaneous immunotherapy but not oral immunotherapy prevents eosinophilic infiltration in the esophagus in a model of milk sensitized mice,” presented by Lucie Mondoulet, PhD, DBV Technologies, on Monday, June 13 at 10:45am – 12:15pm CEST, received the honor of “best of” in the Poster Discussion Sessions category. Dr. Mondoulet’s preclinical study evaluated the prevention of oral milk-induced esophageal eosinophilic inflammation by milk EPIT, compared to oral immunotherapy (OIT). Researchers concluded that EPIT, not OIT, is effective in preventing esophageal milk-induced eosinophilic infiltration in a model of milk-sensitized mice.

According to EAACI, the two session chairs selected the best abstract presentation in each session, and selection was based on scientific content/methodology, novelty and originality of research, as well as the ability of the presenter to present the abstract in a concise and clear manner and answer questions.

About DBV Technologies

DBV Technologies developed Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the potential viability and utility of a peanut-specific biomarker and statements regarding our research and development efforts and the commercial potential of our product candidates generally. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

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DBV Technologies Contacts

Susanna Mesa SVP, Strategy Tel. : +1 212-271-0861 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Caroline Carmagnol - Europe Alize RP – Relation Presse Tel. : +33(0)6 64 18 99 59 caroline@alizerp.com

Erinn White - US Centron PR Tel. : +1-646-722-8822 ewhite@centronpr.com

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